Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Preferred Apartment Communities, Inc. of our report dated October 24, 2016, relating to the combined statement of revenues and certain expenses for the Southeastern 7 Portfolio for the year ended December 31, 2015 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statement) appearing in the Current Report on Form 8-K/A of Preferred Apartment Communities, Inc. dated October 24, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Houston, Texas
August 30, 2019